Exhibit (a)(4)

Cadbury Investor Presentation
14 December 2009
Hello ladies and gentlemen ... welcome to Cadbury’s investor presentation. My name is John Dawson, head of Investor Relations for Cadbury.
In a few minutes, our Chairman, Todd and Andrew will take you through our presentation. Before they start, I would like to direct you to the note on forward looking statements at the back of the slide pack. You should refer to these when considering any forward looking comments or remarks in our presentation.
In addition, as a result of the formal offer from Kraft Foods, posted to shareholders on December 4th, we are now restricted by the UK Takeover Code in what we can say, including around financial guidance, whether of a current year or longer-term basis. As a result, please bear this in mind when considering our comments and our answers to your questions.
Thank you for your patience, I’ll now hand you over to the Chairman.
Good Morning ladies and gentlemen and welcome to the Cadbury defence presentation at which we will seek to outline to you the compelling case for rejecting the derisory offer made by Kraft to acquire the company.
As part of this presentation and further proof of the considerable value of the company, we will also be providing you with our pre-closing trading update.
At the outset, I want to be very clear that our argument is not for independence for its own sake - but a clinical and factual case for ensuring our shareholders either retain the full benefits of continued ownership or receive fair value for surrendering control.
There is no strategic, managerial, operational or financial merit in combining with Kraft – indeed we consider the reverse is true. We profoundly believe that absorption of Cadbury into a low growth conglomerate business model will undermine the benefits of our pure play focus, stifle the enterprising spirit of management and slow the momentum of growth we have created.
Cadbury may be the catalyst for growth that Kraft management so desperately crave. We believe however that Kraft’s ownership of Cadbury would dilute the culture and damage the prospects of ever delivering the performance growth necessary to drive the share price improvements that Kraft shareholders have waited for- so patiently — for so long.
As we have said from the start – whilst Kraft needs Cadbury – Cadbury does not need Kraft – and over the next 40 minutes, Todd and Andrew will demonstrate the strength and merits of our position.
Before handing over however I would emphasise the following — Cadbury is a remarkable and valuable company – it has iconic brands, an enviable global footprint – it is proving its worth through strong performance and now signposting its considerable potential with details of its future revenues, profit and cash prospects. It is a corporate jewel.

The hostile approach by Kraft has been contemptuous of both our inherent value and our shareholders – it offers nothing that is commercially appealing or appropriately rewarding – it is a blatant and opportunistic attempt to acquire the right business at the wrong price. It is an attempt that will be fiercely resisted. The Board of Cadbury are adamant that the value of the business model must not and will not be stolen from our shareholders.
I will now hand over to Todd.
Thank you Chairman and good morning ladies and gentlemen...
Today ... I am going to set out the details of Cadbury’s long-term strategy.
We believe this strategy provides a clear and compelling case for an independent Cadbury ... a unique pure-play confectionery company that can ... and will ... drive higher performance and higher value for our shareholders.
I’ll start with the strength of our strong standalone business, provide a brief update on our Vision into Action progress and how this has created a focused Cadbury ... a high performing business delivering strong, profitable growth.
I’ll then set out the next part of our journey, the years from 2010 through to 2013 and, the actions we will take to deliver higher performance and higher value.
I will cover the growth, capabilities and sustainability agenda and Andrew will cover our margin and cash flow plans before handing you back to Roger.
Over the past seven years we’ve successfully transformed Cadbury by investing in confectionery and exiting beverages to create a focused pure-play business ... bigger, stronger and better placed to grow in a uniquely attractive market.
The outstanding leadership team responsible for this transformation are here today. Their profiles are included in your materials and they’ll be around afterwards if you’d like to ask them questions.
Today, Cadbury is well positioned ... as the only significant, global pure-play confectionery business you can invest in.
For us this is very relevant, as we see the confectionery market as uniquely attractive. It is one of the few, very large packaged foods categories with high long term growth prospects and good margins.
Importantly, these good margins are protected by a low level of private label penetration, great brands, heritage taste preferences and, in the case of gum, technology and investment that creates competitive advantage.
Cadbury’s portfolio includes a number of world leading brands, as well as new fast growing products and very strong local and regional brands that can leverage our Smart variety model to benefit from efficiencies and scale.
We have also built an excellent geographic footprint. With activities in most of the largest markets across the globe, we have number one positions in 13 markets and number two positions in a further eight.

In developed markets, we hold market leadership positions in our top five markets of the UK, US, Australia, France and Canada, representing nearly 80% of our developed market sales.
We also have leading positions in the high growth emerging economies ... where we have leadership in one or two categories and strong positions overall. These include India, South Africa, Turkey, Mexico, Argentina, Brazil and Poland.
In 2007, we set out our Vision into Action business plan for the four years from 2008 to 2011. The plan included a clear programme of investments, organisational changes and management priorities.
The plan has driven a far-reaching transformation and delivered results ahead of targets.
Simply stated, we have shown we can both walk and chew gum!
On the one hand, we have delivered revenue growth around the top end of our goal range, while simplifying the portfolio and driving growth in our focused brands.
On the other, our investment in restructuring and efficiency has improved our underlying operating margin from 9.8% in 2007 to at least 13.3% in 2009 and we fully expect to deliver good mid-teens margins by 2011.
At the same time, we are making significant investments in the business, fuelling growth through higher levels of marketing and innovation, and investing in state of the art manufacturing and effective supply chains to drive customer service and lower costs.
These actions have created a strategically advantaged, financially strong business which is very well positioned to grow long into the future.
Our shareholders’ investment in our plan has already delivered many of the changes necessary, and consumed most of the required restructuring and capital costs.
In fact, by the end of 2009, we will have committed over three quarters of the investment but are currently generating less than half of the full P&L benefit expected by the end of 2011.
This effectively means that a significant proportion of the benefits have yet to be accrued by our shareholders – a significant gain that will roll forward as we sustain the benefits of the transformation.
Our plan has step-changed the entire business. In the early years we focused on SG&A and central costs, driving significant long-term structural changes, including closing our London head office, de-layering the regional structure and most recently focusing resources on reducing the complexity of our European management team.
Through this investment, we have also fundamentally changed the way in which we do business by adopting a category led approach to innovation and brand building.

At the same time we have invested in major supply chain projects that will yield significant benefits in the next two years as we continue to close facilities and reshape our business.
The most significant change in our manufacturing footprint is the reconfiguration of our European Supply Chain.
This is about moving out of Victorian-era manufacturing assets and into new, state of the art facilities as well as transferring capacity and production lines into new extensions of existing operations.
We still have a few pieces of the puzzle to complete, but we’ve had no major set-backs to date and fully expect to complete all the activities on time and within budget for all the performance parameters.
As a result of all these changes, we are very confident that Vision into Action is creating a higher performance, higher value business.
Cadbury is now a more strategically advantaged business, focused solely on confectionery, with excellent positions in emerging markets and a portfolio with strong brands and good growth opportunities.
Our operations are strengthened ... with a well-invested supply chain infrastructure and higher investments in marketing and innovation.
As a result, we are now financially stronger.
But there is still more to come, which we expect to drive even higher performance, and even higher value.
Last Spring, — long before Kraft made its unwelcome approach — we started a mid-term review of our Vision into Action plan, to see how we could capitalise on the strong momentum we have created since 2007.
Today, based on the conclusions of this review, we are upgrading our targets and extending our goals well beyond 2011.
Our new long-term revenue growth target will be to deliver 5 to 7% growth per annum.
On the back of our confidence in achieving good mid-teens margins by 2011, we are setting ourselves the goal of reaching a 16-18% operating margin by 2013.
At the same time, reflecting significantly reduced investment needs going forward, we are focused on a more specific cash target, looking to generate 80 to 90% operating cash conversion from 2010 onwards.
One of the benefits of this programme will be our ability to finance a strong dividend growth policy. Therefore, we are committing to a target of double digit growth in dividends.
And finally, having transformed our structure, we are going to focus on the one or two areas in our capabilities and processes where we can make the biggest difference to our performance — building on our unique culture and values, while becoming more commercially aggressive in the way we work and make decisions.

We have updated our Vision into Action plan to reflect the changes in our vision, goals and priorities. As you can see from this schematic, they are a sensible evolution rather than a revolution, building on the first two years.
So, let me share with you more of the details and firstly our growth and market share plans.
Our new long-term revenue growth target is to deliver 5 to 7 percent revenue growth per annum.
Underpinning this ambition are realistic goals for each of our markets and categories ... with specific action plans and investment strategies to deliver the progress we are looking for.
In emerging markets for example, we are targeting 10 to 12 percent revenue growth, against a recent track record of 12%.
Clearly, our ambitions from here reflect their growing size and importance to the group as a whole, as well as a more conservative view on inflation and pricing.
In fact, within all these targets is a clear expectation that we will return to a more balanced price and volume dynamic, with volumes contributing on average two thirds of our growth over the next four years.
We are ideally placed to focus our future investments on the strongest growth opportunities that present themselves to all parts of our business.
I am going to cover the drivers of our emerging markets growth and then spend a few minutes looking at the areas where we believe we can continue to drive profitable growth across our categories as a whole, particularly where products are well differentiated or the consumer is seeking specific benefits.
Turning first to look at emerging markets...
Over the next four years Euromonitor data suggests that emerging markets will continue to grow strongly, around three times the growth rate of the largest developed markets.
As a result, emerging markets will represent nearly 44% of the world market by 2013, from around 38% currently.
So what is driving this continued strong growth?
Overall for confectionery, the growth in the size of the addressable market is more highly geared to increases in GDP than many other consumer staples.
These charts show the way spend on each category changes with rising GDP.
For snacks, coffee and biscuits, spend rises by only around 15 dollars per 10,000 dollar increase in income. For confectionery it is twice that amount at nearly 30 dollars.
Put another way, in an emerging market where average income rises from 4000 dollars to 5300 dollars in four years, an income growth of around 6%, the confectionery market should increase by over 40%.

Specifically, emerging confectionery markets are benefiting from increased per capita consumption across the whole market.
For example, in India, the average consumer eats just over 50 grams of chocolate per year – a little more than one Wispa per annum. This is compared to around 400 grams for the BRIC markets as a whole and around five kilograms for Western Europe.
In gum, the statistics are also powerful. In India, the average consumer chews less than 20 grams of gum per annum, compared to 300 grams in Brazil, 550 grams in Mexico and 700 grams in the US.
How does Cadbury fit into this attractive picture?
Well, our business in emerging markets has grown from less than 20% of our turnover in 2002 to around 38% today and we expect it will be around 45% by the end of 2013.
Cadbury’s strong position in key emerging markets, particularly in Asia, Latin America and Africa provides an excellent platform from which to build profitably.
We have successfully grown ahead of the market for the last five years, delivering 17% annual growth, 12% of which has been organic.
And more importantly, we have created a very profitable platform.
Despite the high levels of investment required to capture growth, our margins in emerging markets are very strong.
Our success in addressing this emerging market dynamic is one of the key factors behind our outstanding growth in a number of key markets.
For example, in India, where we now have a business with revenues of around £240m and a 70% share of the chocolate category.
This strong position combined with insights into the Indian consumer has enabled us to innovate to address the emerging needs of these consumers and build participation in the category.
For example, our Shots product, launched in July 2008, consists of two small balls of chocolate coated with candy to make them temperature tolerant.
Priced at two rupees, or two and a half pence, Shots is a unique offering, distributed through 360,000 outlets which focus on consumers who want easily available, affordable treats but with a strong brand and product quality that builds loyalty and repeat consumption.
In just one year these magic little balls of chocolate have taken a three percent value share of the Indian chocolate market.
In South America the story is a little different but with the same foundations of brand strength and route to market capabilities.
Across South America we have a £490m business, built around four strong brands in Trident, Chiclets, Bubbaloo and Halls. Over the last five years we’ve grown our business by an average of 16%.

The cornerstone of our success has been the focused approach of our business to the fragmented impulse channel.
Unlike most chocolate confectionery in markets like Brazil, where the majority of products are sold through the large grocery stores, more than 70% of our gum and candy products are sold through impulse.
Our business has built exceptional strength in the impulse channel, serving over 600,000 stores across the region, building both Trident and Halls as the number one brands in their respective categories.
Overall, Cadbury’s excellent position in emerging markets will present us with the necessary strengths to capitalise on underlying consumer demand and drive high levels of organic growth, which we estimate to be in the region of 10-12% on average over the next four years.
And in the few places where we don’t have the critical mass or competitive strengths to drive growth as hard and as fast as we would like, we will continue to look at white space growth opportunities, or selective M&A as a means to strengthening our position.
A good illustration of this is our business in southern Africa. There, we’ve built our business around a total confectionery model, establishing strong positions in all three categories and across all retail formats, from small impulse through to the largest grocery chains.
Through acquisition and organic growth, our products are already moving across borders and establishing positions in neighbouring countries which represent white-space growth opportunities for us.
Before I turn to our category led initiatives, a quick word on our developed markets ...
We are building on a number of strong positions, particularly in chocolate and gum where we are generally either the number one or two in the major markets in which we compete.
Our objective in the next phase of our Vision into Action plan will be to grow developed markets steadily but not at exceptional rates.
We are looking to hold or capture modest market share but improve the quality of our portfolio through more focused investment in innovation, brands and products.
This will enable us to improve margins and drive greater efficiencies behind the scenes.
For example, our UK brand positions are excellent – and we’ve also built a strong route to market ... the second largest consumer goods sales force in the UK. This demonstrated its power as we drove our revenue up to record levels.
In the US, our exceptional market share performance reflects the strength of our marketing and innovation as we’ve captured gum share despite competing on Wrigley’s home turf.
Turning now to look at our initiatives from a category standpoint...

Our growth ambitions by category reflect greater consistency between chocolate, gum and candy and a level of performance that is consistent with our recent experience.
There are, however, differences in how we will deliver this growth, particularly the shifts from price led to volume led, but also between developed and emerging markets.
I am going to review some of our plans category by category to give you an insight into the sorts of decisions we are going to be making to drive growth going forward.
Firstly, Chocolate...
We expect chocolate growth to benefit most from consumer-led innovations that will focus on higher growth and higher margin segments.
For example, while a more modest part of Cadbury at this time, we will continue to drive growth in Green & Blacks, a differentiated premium organic chocolate that we are successfully expanding in new markets, such as the US and Australia.
This strategy has yielded good results to date, with Green and Blacks growing revenues since we acquired the business in 2005 by an average of 12% per year.
We have also spent time improving our gifting and sharing products to increase consumer preference for the Cadbury brand in segments that attract premium pricing and improved margins.
For example, our large bite-sized bag products in the UK, introduced in April this year have already sold nearly £40m.
Leading edge marketing campaigns, including the viral strategies behind Gorilla, Eyebrows and other online campaigns, also broaden consumer participation within new audiences for whom the brand was historically traditional or less relevant.
Finally, in line with our values and sustainability philosophy, we have worked hard through the Cadbury Cocoa Partnership and now Fairtrade certification, to demonstrate the ethical nature of our business and products, aligned closely with a growing consumer awareness of sustainability issues.
In gum, the focus continues to be on innovation, excitement and functionality, which we believe will drive further long-term growth well above the average of confectionery.
Despite all the recent innovations, we have a strong pipeline of value creating new products that we expect to bring to market over the next few years.
These will continue to focus on three core areas.
Firstly refreshment, where flavour and platform innovations like our new Trident Layers are having success creating excitement in a whole range of consumers, both traditional to the category but also trying gum for the first time on the back of the unique candy layered platform.
Since launching the product four months ago in the US, we have sold 18 million pounds of Layers and started to gain share again.

Secondly, there are still opportunities to improve the effectiveness of gum – either in flavour release and sustain, as well as texture – both important parts of performance.
Finally, as we push for higher value with consumers looking for strong product functionality, we are still seeing scope to enhance the dental or hygiene properties of the product.
Overall, an innovation led agenda, with a lot more to come, which we will roll out quickly across all our markets.
In candy, the strategy is more product specific, with the biggest opportunities for us in the better-for-you and indulgent segments.
In Halls, one of our most profitable brands, our strategy has been to expand the range into new functional areas and refresh segments.
This has enabled the brand to move beyond its traditional cough cold niche to a more mainstream set of consumers, driving the brand to 450 million pounds of revenue.
In more traditional soft bagged candies we have continued to drive hard on developing more wholesome characteristics and, as a trend, these look set to continue.
Finally in indulgent candies, we are looking to drive greater innovation around our éclairs portfolio.
The original toffee covered chocolate sweet can now be found in many flavour and texture variations, and different formats to suit all price points in our developed and emerging markets.
Eclairs is now a 72 million pound brand and grew by 30% this year owing to great success in Asia.
These global innovations are enabling us to capitalise on innovation worldwide, by transferring the platforms into local brands to leverage the original investment more effectively.
Since 2002 our focus on confectionery has radically reshaped our investment in marketing and science and technology. This has been a crucial part of how we have driven revenues, with innovation making an increasingly significant contribution.
As a result of our strategy, we have more than doubled the contribution of innovation to our revenue and, this year, are very close to breaking our 15% target for the first time.
Continuing to make effective investment decisions is something we feel best placed to do as a focused pure play confectionery business.
The benefits of this investment are best illustrated with some well-known examples.

Centre-filled gum, launched in 2005, now represents a £230m share of our turnover. The technology is sold in over 20 countries under different brands, localised to consumer-needs.
With long-lasting gum, launched in 2006, the platform has done very well, establishing strong footholds with Stride in the US and Canada, Soft in the UK and Hollywood Style in France.
Trident Layers, the first iteration of our Candy-layered gum, is now making good progress in the US.
To date, Layers has been a very successful rollout, matching the early success of Stride. Perhaps we are already seeing emergence of another strong platform?
Bringing these themes together, we feel we have a very realistic, consumer-led growth strategy, driving higher volumes as well as necessary cost driven pricing.
Our targets are consistent with our long-term track record and reflect our growing exposure to emerging markets.
In developed markets, we are looking to do more with the portfolio, in terms of SKU rationalisation, cutting underperforming brands and maximising the benefit of our Smart Variety model, but this balanced view is reflected in our realistic revenue growth expectations.
Taken together, a bottom up plan to drive strong revenue growth, built on a good foundations of technology, brands and route to market strengths.
Turning now to look briefly at our capability and sustainability agenda ...
We are nearing the end of our structural transformation.
This chart shows the steps we have taken to move our business towards a category-led model from which we are driving significant benefits, both in terms of commercial success and cost efficiency.
Our future priorities focus on our ability to more aggressively execute our commercial plans. To do this we will invest to strengthen our talent, particularly in emerging markets where the strength of our brands mean we can attract the best people.
I wanted to finish with a quick word on values and culture.
Much has been said about Cadbury’s culture and unique values. And it’s true. Cadbury is special, with a way of doing business that is not only part of our identity but is also integral to our success.
We call it being ‘performance driven, values led,’ and it’s rooted in a belief that doing the right thing is a competitive advantage.
We understand the value of values in strengthening our relationships with customers, suppliers and consumers... in building our reputation... and in motivating our people.
This approach has taken us in exciting directions.

Perhaps the most innovative of all is our work on cocoa sustainability, with the creation of the Cadbury Cocoa Partnership and the move to Fairtrade.
Some 350 million bars a year will be carrying the Fairtrade logo, adding value to our supply chain, adding value to the brand, and adding value to communities and consumers.
It’s a perfect alignment of our values with those of consumers, enabling us to differentiate our brand and sell more.
On the environment, Purple Goes Green – our industry-leading programme on climate change — has helped us engage colleagues through a network of Green Advocates and cut our water, energy and packaging use – saving us money as well as saving resources.
And as we look forward, we’ll also be approaching our support of the London 2012 Olympics and Paralympics in a ‘performance driven, values led’ way.
It’s an approach that sits at the heart of our success. Because today, more than ever, people want to work for, do business with, and buy from a company like Cadbury.
The response to Kraft’s bid has demonstrated this – not just externally with thousands of consumers voicing their support all around the world, but internally with our already passionate colleagues, totally energised and determined to show the value of our great company through great performance.
In this way, we will succeed as a higher performance, higher value business, delivering on our promises to all our stakeholders and creating significant value for our shareholders.
Thank you, and now I’ll hand over to Andrew who will take you through our efficiency and effectiveness agenda and provide some summary financials on our plans.
Thank you.
As Todd mentioned, I am going to share with you our perspective on how we plan to drive further margin improvement, greater cash generation and better returns through a sustained focus on efficiency and effectiveness.
Before I do, let me just update you on our trading performance for 2009.
Our performance in the fourth quarter has been in line with the upgraded expectations that we guided you to at the third quarter IMS. Highlights include good sales and market share growth in US gum, a strong cough cold season benefiting Halls and an excellent sustained performance from our key emerging markets, particularly in South America and India.
Our business in the UK continues to perform well although, as expected, the growth rate has declined as it laps a strong fourth quarter in 2008.
Trading conditions in Europe remain challenging, but we’ve been encouraged by some improvements and our own market share performance.

As a result, we are reconfirming the upgraded guidance we gave at the third quarter results in mid October. Revenue growth is expected to be around the middle of our 4-6% goal range and we forecast to deliver at least one hundred and thirty five basis points improvement in our underlying operating margin. This will be at least 150 basis points on a reported currency basis.
Based on our guidance and looking at reported currency figures, we now expect revenues for 2009 to be in the region of six billion pounds, our operating profit to be around eight hundred million pounds and our EBITDA to be just over a billion pounds – all significantly higher than 2008.
Let’s now turn to the future ...
When the original Vision into Action plan was announced in June 2007 we set out the steps we would be taking to improve margins. The key drivers were the restructuring plan, the benefits of mix and leverage, and the actions we would be taking to the portfolio to improve fundamental profitability. At the same time, we recognised the potential headwinds of cost inflation, and the desire to invest in the business to sustain our growth ambitions.
We have made excellent progress in the first phase of the plan. In the first two years we will have delivered over 350 basis points of margin improvement. This has been driven mainly by taking cost out of SG&A and group functions, as well as the de-layering of the organisation.
At the same time we have had to manage higher input cost inflation, which we have done with robust pricing actions. These successful actions definitely protected the bottom line.
Looking to the next two years, the journey towards our original commitment of mid-teens margins will be driven by the savings we generate in the supply chain – particularly in the UK and Europe, but also in Australia and New Zealand as well as further action to reduce SG&A costs in our European business.
Today we are announcing our plan to drive further incremental benefits to margins.
Our new target is to achieve a 16-18% operating margin by the end of 2013.
What are going to be the drivers of this change?
Well, as of today, our cost structure looks like this: cost of good sold represents around 53% of our sales, marketing 10% and SG&A, 18%.
Within the cost base procured materials and services make up around 50% of our costs, and supply chain, a further 20%.
These two areas present us with significant cost saving opportunities – things we had not been able to focus on until we had largely completed the transformation of the organisation and the reconfiguration of our supply chain.
By 2011, we expect that the investments we have made will have created a strong, fit-for-purpose supply chain infrastructure. We will have around 60 facilities, including a number of feedstock operations. Going forward, the majority of production facilities will be centres of excellence – focused on scale production – and strategic hubs – important sites that service regional distribution needs – together with a limited number of local facilities, or third party arrangements where we can gain tax and duty advantages that outweigh the benefits of scale.

There will be further opportunities to rationalise our facilities but we believe that the core infrastructure is in place and our strategy going forward can be focused on maximising the efficiency and effectiveness of these plants, reducing costs, increasing output and improving gross margins.
To do this we are going to generate efficiency through driving scale and continuous improvement activities. We will also undertake limited restructuring where we can, without incurring exceptional restructuring costs, but absorbing any charges within business improvement costs.
Continuous improvement will become an important theme. As I mentioned a moment ago, our focus to date has been mainly on changes that affect our overall supply chain network. While our process improvement efforts have delivered annual reductions in total manufacturing costs, this has traditionally been done at the individual plant level.
With the new supply chain network in place, we believe that there is an opportunity to accelerate our continuous improvement activities by driving best practice and process consistency across the network. Our plan assumes a modest increase in savings versus our historic benchmarks but we are confident in their delivery.
Let me give you an example of what we mean by continuous improvement.
In 2007, our plant in Sheffield had a poor safety record as well as an uncompetitive cost structure. We implemented a continuous improvement programme which included process improvement, labour reduction and automation projects led by ideas from the operating teams.
Not only did this lead to a 10% reduction in total manufacturing cost but customer service levels now exceed 99% and the plant has gone over 18 months without a lost time accident. A significant transformation!
Another area of focus going forward will be procurement where we are creating a more effective global function to deliver savings in goods and services. A new head of this organisation joined the company in July.
Once again, over the last six months we have undertaken significant work. The conclusions are clear; we have some pockets of excellence in key areas – such as cocoa procurement – but the former regional structure limited our leverage and restricted the flow of best practice. This was an area of opportunity which was obvious to me as an outsider when I joined the company earlier this year.
As a result, we are renewing our focus on building a world class global procurement function that will consolidate our scale and deliver quick wins. At the same time, we will invest in the capabilities to introduce best practice across the organisation.
Let me show you what this means.
In our review, we have identified that roughly two thirds of our spend does not deliver the full benefits of effective procurement. This pool has been segmented to fully identify the opportunities and priorities for the organisation to work on. This work has already started. For example, today we buy from over 20 flavour suppliers; we spend over 400 million pounds on packaging from well over 100 suppliers and spend nearly 70 million pounds on local IT support with global players but negotiated at a local level.
By aggressively managing our activities, we believe procurement can deliver over half of our total savings within cost of goods sold.
Turning to SG&A, our objective will be to further leverage our structure and processes to drive greater efficiency.
Our category-led model will continue to drive benefits from our commercial and science & technology teams, strengthening management of the innovation pipeline, and prioritising more and more multi-market product initiatives.
We will continue to remove waste and drive out unnecessary general and administrative costs with any restructuring charges absorbed within business improvement costs.
Our plan is to constrain growth in SG&A costs to around 2% per annum, which will help drive significant operational leverage.
At the same time, we will continue to invest in the things that drive our long-term growth, such as marketing, innovation and our route to market capabilities. We will look to at least increase investment in line with sales and drive greater benefits from scale, or grow our investment in percentage terms as we plan to do with marketing investment.
As a result of all these plans, we are looking to make some radical changes to our cost structure. Cost of Goods Sold, including the balance of the reconfiguration work, should reduce by between 150 to 250 basis points and SG&A by a further two to three hundred basis points. Marketing increases will partially offset these reductions, leaving operating margins between 16 and 18 percent by 2013.
I have talked a little bit about Business Improvement Costs. Our intention is to embed restructuring charges within underlying operating profit. To do this, we expect to raise our business improvement costs to between 70 and 80 basis points of revenue. Our increased margin targets will be after this higher level of investment.
In summary, we remain committed to delivering the full benefits of our original Vision into Action programme over the next two years. We will obtain further benefit from savings in our cost of goods, operational leverage and further, self funded cost saving initiatives.
Given the structure of our P&L and the actions we are taking to deliver improvements, we are confident that we will deliver our new target of 16-18% operating margin by 2013.
Turning to cash, our new target is to deliver 80 to 90 percent operating cash conversion from 2010 onwards with a target of over £700m free cash flow in 2013.
This reflects the payback from the significant transformation we have undertaken and the benefit of the investments we have made to date.
For example, going forward, our goal is that our capital expenditure will be much more modest – around 4 to 5% of revenues – and will be increasingly focused on productivity and growth.

In addition, to the lower levels of capital expenditure, we expect that strong working capital management will see us convert a very high percentage of operating profit into net cash from operations.
We will still have modest restructuring rolling through from the first phase of our plan, but once that is behind us, our conversion ratio should be comfortably over 80 to 90% of profit.
As a result, we expect that substantial cash generation will be available to create value for shareholders, by reinvesting in the business, returning cash to shareholders or reducing debt.
Reinforcing our expectation of strong free cash flow generation, we expect that by 2013, we will be generating around £700m of free cash flow per annum.
Turning to the dividend...
The combination of excellent cash generation and improving profitability gives us confidence to commit to a strong dividend policy going forward.
As a result, our goal will be to deliver double digit growth in dividends from 2010 onwards.
The benefits of all of this will also translate into a significant rise in our Return on Invested Capital.
Our plan is to increase returns by at least 300 basis points by 2013.
The drivers of this are very consistent with those set out earlier: Higher margins, combined with a well managed tax rate, on a steady capital base, will drive leverage and higher returns.
In fact, the value of the incremental returns we will be creating each year will be very significant.
To bring all this together, our upgraded targets reflect a balanced approach to delivering higher performance and higher value.
Our goal is to have a balanced delivery of margins, free cash and returns. Margins will reflect reduced restructuring costs, continuous improvement and sustained investment in growth.
We expect that free cash generation will benefit from higher profitability but also lower restructuring, lower capex and improved working capital management.
And ROIC will benefit from leveraging our higher profitability on a steady capital structure.
A strong recipe for shareholder value creation.
Thank you, and now I’ll hand you over to Roger.
Thank you Andrew – in summary – a powerful business model -

 - well defined targets given by a management team with a proven reputation for delivery and a strong commitment to growth acceleration and shareholder value creation.
In conclusion, I would offer the following observations: Cadbury is not for sale but the approach from Kraft has clearly placed the business in play. Others have publicly stated their interest and may yet choose to enter the fray. The Board’s attitude to all comers has been steadfast throughout – it is about value – and only value. Whilst some sources of value may be more palatable than others – it is the offer not the bidder that would determine the outcome.
Our defence to the Kraft approach is not routed in history or wrapped in the Union flag – it is grounded in the inherent worth of the business today and the growing worth that will be derived from the increased performance of tomorrow. We have no need or reason to consider strategic u turns or financial engineering defences so often a feature of weak businesses under siege.
Cadbury has made the strategic changes by demerger, reduced the cost base by de-layering, strengthened the balance sheet by disposals, reinforced the management by selective recruitment and built the value by quarter by quarter with strong performance delivery.
It is a great company with outstanding prospects and this morning it has revealed the roadmap to deliver further material shareholder value. – It has a heritage and a future that must be paid for. The offer from Kraft ignores the past – undervalues the present — is blind to the future – deserves rejection and will be vigorously defended. .
Thank you for listening to us – we will now take questions.
We may have some questions through the web-cast so if necessary I will ask John to relay the questions to us.
First question please.